Exhibit 99.10

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 November 27, 2012                                                                                                   NR 27 - 2012

Avrupa discovers polymetallic gossan at Slivovo, Kosovo

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Strong gold and base metal sample results in the gossan

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Two additional, separate zones of anomalous gold results

Avrupa Minerals Ltd. (AVU:TSXV and 8AM:Frankfurt).  Avrupa Minerals geologists have discovered an outcropping, gold-bearing, polymetallic gossan zone on their newly-acquired Slivovo exploration license.  The discovery is located approximately 15 km southeast of Prishtine, the capital city of Kosovo.  The Company’s geological team discovered the gossan zone near the village of Pester late in 2011 and applied for an exploration license surrounding the prospect.  The Slivovo exploration license was granted to the Avrupa subsidiary in Kosovo in June 2012 (see AVU news release dated June 28, 2012).  The vertically-oriented gossan zone is located at or around the contact between calcareous sandstones and carbonate rocks, and may represent leached massive sulfide material.  The size of the outcropping gossan zone is 200 meters long with an average width of 100 and height of 75 meters.

Early rock chip sampling of the Pester gossan zone (22 samples) returned strongly anomalous lead (average 1,825 ppm), zinc (average 3,647 ppm), silver (average 11.47 ppm), and gold (average 2.09 ppm) results, and subsequent geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe.  Mining activities in the Vardar Zone for base metals, silver, and gold, are known since Roman times.  Two nearby massive sulfide deposits, Stan Terg and Artana, are presently being mined by Trepça Mines, the former state mining company of Kosovo.

Avrupa continued first-pass exploration work during the past few months and outlined a blind massive sulfide drilling target beneath the gossan zone.  In addition, the Company also discovered further gold-bearing rock units in the Pester area.  First pass soil and rock chip sampling outlined two areas with anomalous gold results.  One area surrounds the gossan zone and measures approximately 500 x 150 meters in size, and is potentially open along strike.  The other gold anomaly is related to beds of an altered calcareous sandstone unit that lies in close proximity to altered intrusive rocks.  The length of this exposed mineralized zone is 900 meters, while known width is 100-150 meters.  It is not possible, at this time, to determine the actual sub-surface projection of the outcropping mineralized target rocks.  The Company is in the process of making applications for trenching of this new discovery.  Permits are expected to be granted for work in late Q1 of 2013, when the end of winter conditions allows for surface exploration work on the license area.

Maps showing the anomalous soil and rock geochemistry supporting the Slivovo discovery may be found at the Avrupa website with the following link:

http://www.avrupaminerals.com/projects/kosovo/slivovo_gossan/

Avrupa Minerals is a European prospect generator, and is the leading explorer in Kosovo, holding five exploration licenses that cover approximately 153.3 km2. In addition to the Slivovo discovery, the Company has drill-ready targets on the Kamenica porphyry prospect, also close to Prishtine, and on the Glavej/Selac massive sulfide prospect, near Mitrovice in northern Kosovo.  The Company holds the early-stage Koritnik gold target in southern Kosovo.   Avrupa’s properties are all available for joint venture, and the Company is actively pursuing several possibilities to move the exploration programs forward.

The Company currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,550 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa already operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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